Exhibit 99.1

LAMF Global Ventures Corp. I Announces Intent to Adjourn

Extraordinary General Meeting of Shareholders Until April 1, 2024

Los Angeles, CA, March 26, 2024 – LAMF Global Ventures Corp. I (Nasdaq: LGVCU, LGVC, LGVCW) (“LAMF” or the “Company”) announced today that it intends to convene and then adjourn, without conducting any business, the extraordinary general meeting of its shareholders (the “EGM”), scheduled to occur on Thursday, March 28, 2024, at 11:00 a.m., Eastern Time, until Monday, April 1, 2024, at 11:00 a.m., Eastern Time, to give shareholders the opportunity to review a prospectus supplement the parties intend to file, pursuant to the determination of the chairperson of the EGM. The EGM will still be held in person at 1221 Avenue of the Americas, New York, NY 10020 and virtually at https://www.cstproxy.com/lamfglobal/2024.

The EGM is being held to vote on the proposals described in LAMF’s definitive proxy statement, filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 4, 2024, relating to its proposed business combination (the “Business Combination”) with Nuvo Group Ltd., a limited liability company organized under the laws of the State of Israel (“Nuvo”), Holdco Nuvo Group D.G Ltd., a limited liability company organized under the laws of the State of Israel (“Holdco”), Nuvo Assetco Corp., a Cayman Islands exempted company and a wholly owned subsidiary of Holdco (“Assetco”), and H.F.N Insight Merger Company Ltd., a limited liability company organized under the laws of the State of Israel and a wholly owned subsidiary of LAMF (“Merger Sub”).

The record date for the EGM remains the close of business on February 27, 2024. No changes have been made in the proposals to be voted on by the shareholders at the postponed meeting. Shareholders who have previously submitted their proxy or otherwise voted and who do not want to change their vote need not take any action. Shareholders as of the record date may vote, even if they have subsequently sold their shares. The deadline by which shareholders must exercise their redemption rights in connection with the EGM has been extended to Thursday, March 28, 2024, at 5:00 p.m., Eastern Time, which is two business days prior to the EGM.

About LAMF Global Ventures Corp. I

LAMF Global Ventures Corp. I is a special purpose acquisition company whose business purpose is to effect a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. LAMF is sponsored by affiliated parties of LAMF LLC (d/b/a Los Angeles Media Fund), a multifaceted media and entertainment company whose primary business is financing and producing feature films, television series, documentary projects and live events, the management of professional athletes, and investing in complementary technology businesses to the foregoing. LAMF is led by Jeffrey Soros, its Chairman, and Simon Horsman, its Chief Executive Officer, the co-founders of LAMF LLC. The members of LAMF’s sponsor also include affiliates of 10X LLC (“10X Capital”), an investment firm connecting Wall Street with Silicon Valley. 10X Capital invests across the capital structure, with a focus on companies using technology to disrupt major industries, including finance, healthcare, natural resources, transportation, infrastructure, agriculture and real estate. LAMF’s securities are traded on Nasdaq under the ticker symbols LGVC, LGVCU and LGVCW.

Contact

For investors, please contact:

Simon Horsman

simon@lamfglobal.com